VAALCO Energy, Inc.
2500 CityWest Blvd, Suite 400
Houston, Texas 77042
January 15, 2025
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Liz Packebusch
Re:    VAALCO Energy, Inc.
Registration Statement on Form S-3
Filed on January 10, 2024
File No. 333-284185 (the “Registration Statement”)
Request for Acceleration
Ladies and Gentlemen:
Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, VAALCO Energy, Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the Registration Statement so that it may become effective at 5:00 p.m., Eastern Time, on January 17, 2025, or as soon thereafter as practicable.
Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Hunton Andrews Kurth LLP, attention: Jordan Hirsch, Esq. at (713) 220-4349.

Very truly yours,

VAALCO ENERGY, INC.

By:	/s/ George Maxwell
Name:	George Maxwell
Title:	Chief Executive Officer and Director
cc:     Jordan Hirsch, Esq., Hunton Andrews Kurth LLP
Carl von Merz, Esq., Hunton Andrews Kurth LLP